EXHIBIT (a)(5)

Offer to Holders

of

36,380,195 Outstanding Warrants

ATS CORPORATION

to Allow Warrants to be Tendered for Exercise as follows:

(i) For each 12.5 Warrants tendered, a holder will receive one share of Common Stock, on a cashless basis, and (ii) For each 10 Warrants tendered in the cashless exercise, a holder may also exercise one additional Warrant at a reduced cash exercise price of $2.25 per share of Common Stock

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN DAYLIGHT TIME, ON MAY 6, 2008, UNLESS THE OFFER IS EXTENDED.

April 8, 2008

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Enclosed for your consideration are the Offer Letter, dated April 8, 2008 (the “Offer Letter”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), in connection with the Offer by ATS Corporation, a Delaware corporation (the “Company”), for a period ending on May 6, 2008, unless extended (the “Expiration Date”), to the holders of the Company’s publicly-traded warrants (the “Warrants”) that are outstanding, which were issued by Federal Services Acquisition Corporation, the Company’s legal predecessor, in its initial public offering.  Pursuant to the Offer, Warrant holders may  tender their Warrants for shares of common stock, par value $0.0001 per share (the “Common Stock”), as follows:

•                                          A holder may tender Warrants for exercise on a cashless basis.  For each 12.5 Warrants tendered, the holder will receive one share of Common Stock, without paying a cash exercise price.  A holder may tender as few or as many Warrants as the holder elects.

•                                          For each 10 Warrants a holder tenders in the cashless exercise, the holder may also exercise one additional Warrant for cash by paying a reduced exercise price of $2.25 for one share of Common Stock.  Exercising Warrants at the reduced cash price is not a requirement to participating in the cashless exercise described above.

WARRANTS WHICH ARE NOT TENDERED WILL RETAIN THEIR CURRENT TERMS, INCLUDING THE CURRENT $5.00 EXERCISE PRICE AND EXPIRATION DATE OF OCTOBER 19, 2009. Investing in the Company’s securities involves a high degree of risk. See “Risk Factors” in Section 12 of the enclosed Offer Letter for a discussion of information that you should consider before tendering Warrants in this Offer.

If you or your clients tender Warrants, the tendered Warrants may be withdrawn before the Expiration Date and retained on their original terms, by following the instructions herein, subject to the following.  If Warrants are tendered for both cashless exercise and cash exercise at the reduced price, then before the Expiration Date:

•                                          a holder may withdraw some or all of the Warrants tendered for cash exercise without affecting the Warrants tendered for cashless exercise; but

•                                          if a holder withdraws some or all of the Warrants tendered for cashless exercise, the holder will be required to withdraw (or will be treated as having withdrawn) Warrants tendered in the cash exercise, if the tender for cash exercise exceeds the limit of one Warrant for each 10 Warrants tendered for cashless exercise.

IT IS THE COMPANY’S CURRENT INTENT NOT TO CONDUCT ANOTHER OFFER TO PROMOTE THE EARLY EXERCISE OF THE WARRANTS, BUT THE COMPANY RESERVES THE RIGHT TO DO SO IN THE FUTURE, AS WELL AS TO REDEEM THE WARRANTS IF AND WHEN IT IS PERMITTED TO DO SO PURSUANT TO THE WARRANT TERMS. PURSUANT TO THEIR ORIGINAL TERMS, THE WARRANTS MAY BE REDEEMED IN WHOLE OR IN PART AT A PRICE OF $0.01 PER WARRANT IF THE SALES PRICE OF THE COMPANY’S COMMON STOCK EQUALS OR EXCEEDS $8.50 PER SHARE FOR ANY 20 TRADING DAYS WITHIN A 30 TRADING DAY PERIOD ENDING 3 BUSINESS DAYS BEFORE A NOTICE OF REDEMPTION IS SENT.

NO FRACTIONAL SHARES WILL BE ISSUED IN THE OFFER. IF YOU ELECT TO EXERCISE WARRANTS AND YOUR EXERCISE WOULD RESULT IN A FRACTIONAL SHARE OF COMMON STOCK TO BE ISSUED, YOU WILL RECEIVE THE MARKET VALUE OF SUCH FRACTIONAL SHARE BASED ON THE CLOSING PRICE OF THE COMMON STOCK ON THE DAY IMMEDIATELY PRECEDING THE EXPIRATION DATE.

Enclosed with this letter are copies of the following documents:

1.             Offer Letter, dated April 8, 2008;

2.             Letter of Transmittal, for your use in accepting the Offer and exercising Warrants of and for the information of your clients;

3.             Notice of Guaranteed Delivery with respect to Warrants, to be used to accept the Offer in the event you are unable to deliver the Warrant certificates, together with all other required documents, to the Depositary before the Expiration Date (as defined in the Offer Letter), or if the procedure for book-entry transfer cannot be completed before the Expiration Date; and

4.             Form of letter that may be sent to your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee, along with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer.

Upon the terms and subject to the conditions of the Offer, the Company will accept for exercise Warrants validly tendered.  In all cases, Warrants will only be accepted for exercise pursuant to the Offer after timely receipt of the depositary of certificates for Warrants either physically or through the book-entry delivery, a properly completed and duly executed Letter of Transmittal or manually signed photocopy thereof, and, (i) in the event of an exercise by exchange, the surrender of Warrants being tendered and (ii) in the event of an exercise by cash in conjunction with an exchange, a certified bank check or wire transfer of immediately available funds in accordance with the amount of the purchase price of the Common Stock.

Certain conditions to the Offer are described in Sections 1 through 4 of the Offer Letter.

The Company urges you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 5 p.m., Eastern Daylight Time, on May 6, 2008, unless the Offer is extended.

Under no circumstances will interest be paid on the exercise price of the Warrants regardless of any extension of, or amendment to, the Offer or any delay in exercising such Warrants after the Expiration Date.

Other than described herein, the Company will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary, as described in the Offer Letter) in connection with the solicitation of tenders of Warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients.

In connection with the Offer, the Dealer Manager, CRT Capital Group LLC, will receive a fee equal to US $0.01 per Warrant tendered or exercised for cash, and accepted for exercise by the Company, pursuant to the terms of the Offer.

Questions regarding the Offer may be directed to Morrow & Co., LLC, as Information Agent, at 470 West Avenue, Stamford, CT 06902 (telephone number (203) 658-9400; banks and brokerage firms please call (800) 662-5200) or to Continental Stock Transfer & Trust Company, as Depositary, at 17 Battery Place, 8th Floor, New York, New York 10004 (telephone number (212) 509-4000, ext. 536).

Very truly yours,

ATS Corporation

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, or any affiliate of any of them or authorize you or any other person affiliated with you to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.